

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via Email
Ka Wai Andy Yeung
Chief Financial Officer
Kingsoft Internet Software Holdings Limited
12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re:** **Kingsoft Internet Software Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted January 27, 2014**
> **CIK No. 0001597835**

Dear Mr. Yeung:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your amendments without price ranges. Since the price range you select
        will affect disclosure in several sections of the filing, we will need sufficient time to
        process your amendments once a price range is included and the material information
        now appearing blank throughout the document has been provided. The effect of the price
        range on disclosure throughout the document may cause us to raise issues on areas not
        previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you
        intend to use in your prospectus. Upon review of these materials, we may have further
        comments. Please refer to Question 101.02 of our Compliance and Disclosure
        Interpretations relating to Securities Act Forms available on our website.

4.   With respect to all third-party statements in your prospectus, such as from App Annie
        Limited, iResearch and IDC, please provide us with the relevant portion of the industry
        research reports you cite. To expedite our review, please clearly mark each source to
        highlight the applicable portion of the section containing the statistic, and cross-reference
        it to the appropriate location in your prospectus. Also, please tell us whether any of the
        reports were prepared for you or in connection with the offering.

Prospectus Cover Page

5.   Please tell us the significance of the Chinese characters and logo in the heading on the
        prospectus cover page and why you believe that this information is appropriate for the
        cover page. Also, given that the company has 85 registered domain names as of January
        10, 2014, please tell us why you believe that it is appropriate to include
        www.ijinshan.com on the prospectus cover page.

6.   Please revise to disclose the persons who hold Class B ordinary shares.

Prospectus Summary

7.   Please disclose the percentage amount of revenues you derive from online marketing
        services rather than stating that you "primarily" generate revenues by referring traffic
        from your platform. Given that online marketing services accounted for 73.8% and
        83.2% of your revenues for the fiscal year ended December 31, 2012 and the nine months
        ended September 30, 2013, respectively, it appears that this quantitative information
        would provide appropriate context to investors regarding the source of your revenues.

8.   Please clarify whether the company will be a "controlled company" under the definition
        of the applicable stock exchange and provide appropriate disclosure on the prospectus
        cover page, prospectus summary and risk factors to the extent appropriate.

9.   Please disclose that your directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution or the unanimous written resolution of all shareholders.

10.   Please identify China Internet Network Information Center, which you cite as the source of your information regarding the number of internet users in China, as a not-for-profit organization.

Conventions Which Apply To This Prospectus, page 13

11.   Please tell us what consideration you have given to including a short definition of "monthly active users" and "daily active users" with the first use of the terms or providing a cross-reference to the definitions on page 13.

Risk Factors

Risks Relating to Our Business and Industry

We only began to offer and monetize our mission critical mobile applications…page 14

12.   You state that you have "received and may continue to receive complaints from users" regarding your mobile applications. Please tell us what consideration you have given to disclosing the nature of the complaints and discussing any material costs to address the complaints.

Because a small number of business partners contribute to a significant portion of our revenues…, page 15

13.   Please disclose your dependence on two of your customers that accounted for 22% and 24% of your revenues for the year ended December 31, 2012 and on any other significant customers for the most recent reporting period. Please tell us what consideration you have given to identifying these customers and discussing the material terms of any agreements or fee arrangements with the customers in the Business section as well as filing the agreements as exhibits to the registration statement.

If we fail to implement and maintain an effective system of internal control…, page 26

14.   Please revise to discuss any material costs that you have incurred or expect to incur to remediate the material weaknesses in your internal control over financial reporting. Also disclose the timetable for the steps that you are taking to remediate these weaknesses.

Special Note Regarding Forward-Looking Statements and Industry Data, page 52

15.   We note your statement that some of the information in the prospectus is based on industry publications by third parties that are reliable but you "do no guarantee the accuracy and completeness of such information." Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Use of Proceeds, page 53

16.   To the extent known, please provide more detail regarding the plans for which the net proceeds in this offering is intended to be used. Consider disclosing the amount of proceeds that you intend to use for expanding into international markets or research and development. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 3.C of Form 20-F.

Enforceability of Civil Liabilities, page 59

17.   Your disclosure here and under the headings "PRC Regulations, page 106," and "Taxation, page 169," should include discussion of other material jurisdictions as necessary, for example, Hong Kong and the British Virgin Islands.

Corporate History and Structure, page 62

18.   Please tell us what consideration you have given to including Kingsoft Corporation Limited, your immediate and ultimate holding company, in the charts on pages 6 and 64.

19.   Here or elsewhere, as appropriate, please make clear the category of each of your wholly owned PRC subsidiaries in the Catalogue for the Guidance of Foreign Investment Industries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 70

20.   Please consider revising your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. In this regard, please discuss any known material trends, demands, commitments, events and uncertainties that pose a risk or threat to the company. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the impact on your financial results of each of your fee arrangements with business partners or customers (i.e., pay per click, pay per sale, pay per time) and any

material effect on the company when customers switch from one arrangement to another. We note your disclosure on page 15 that a change in the fee arrangement with one of your significant partners affected your revenues in 2013. As a further example, consider disclosing the percentage of your mobile applications that are created for the Android and how you expect that to affect your monetization of the mobile business. Finally, consider discussing your plans and timeline for international expansion, which you state is one of your key growth strategies, and any risks and uncertainties related to those plans.

21. We note your disclosure throughout the prospectus that you had 301.7 million monthly active users for all your applications in November 2013. You note on page 13 that you derive the number of monthly active users for your products by combining the number of active users of each of your core applications. Please tell us whether you accounted for duplicative users who installed or downloaded multiple core applications on their electronic devices and whether you considered any risk factors in this regard. Further, tell us whether you accounted for duplicative users who installed or downloaded the same core application on multiple devices such a tablet, computer, or smartphone.

22. We note that you disclose monthly active users as of November 2013. Please tell us whether your monthly active users would materially differ if calculated using an average over a quarter or over a full year. Explain why you believe that using the monthly active user data as of November 2013 is more meaningful than providing an average.

23. For each of the financial periods presented, please tell us what consideration you have given to discussing any material trends related to monthly active users. We note your charts on pages 97 and 98 reflecting the number of monthly active users of all your applications and the number of monthly active users for your mobile applications but it appears that you could provide meaningful geographical breakdown of the users. For example, we you state on page 98 that in December 2013, approximately 46.8% of your mobile monthly active users were from China, while the remainder were from overseas markets, mostly in key markets including the United States, Japan and Europe.

Selected Statement of Operations Items

IVAS, page 71

24. We note your discussion of paying users on page 72 as well as the fact that you disclose on page 77 that there has been a significant growth in the number of paying users. It appears that the number of paying users is a key indicator of your IVAS revenue and operating performance. Please tell us what consideration was given to providing quantitative disclosure of the number of paying users. See Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 76

25.   We note that your revenue from online marketing services increased by 272.7% during
        the nine months ended September 30, 2013 compared to the nine months ended
        September 30, 2012 due to an increase in online marketing revenues from your top ten
        online marketing customers and to a lesser extent an increase in the total number of your
        online marketing business partners. Please revise your disclosures to quantify each source
        that contributed to a material change and the extent to which the change is attributable to
        price versus volume. In this regard, we note your disclosure that the significant increase
        from your top ten online marketing customers was due to the increase in user traffic and
        favorable pricing terms. We refer you to III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 79

26.   Please revise to discuss the dividend restrictions included in your risk factor disclosures
        on pages 30 and 40 and the impact of those restrictions on your ability to pay dividends
        and meet the company's cash obligations.

27.   We note your disclosure on page 41 which discusses the PRC government control of
        currency conversion. Please expand your liquidity and capital resource disclosure to
        include this information. Also, please revise to disclose, by respective denominations,
        the amount of cash located in the PRC and subject to restrictions, and cash located
        outside of the PRC. For entities within China, disclose the amount of cash, by
        denomination, held by VIEs separately from the amount of cash held by other entities.

28.   Please revise your disclosure to describe the restrictions imposed by statutory limits on
        loans to your PRC subsidiary as described in the risk factor on page 39, the implication
        on the use of proceeds from this offering, and how such restrictions could materially and
        adversely affect your liquidity and ability to fund operations.

29.   In describing the restrictions on the transfer of cash flows, please tell us how you
        considered disclosing the following:

        •   The requirement to obtain SAFE approval for capital account items, such as loans,
            repatriation of investments and investments in securities outside of China, as
            disclosed on page 41; and

        •   Whether the amount of assets that can be transferred out of the VIE is limited to the
            amount owed under the annual service fee calculated under the technology
            development, support and consulting agreements, as disclosed on page F-11.

Business

Intellectual Property, page 109

30.   Please disclose which VIEs hold the patents for the proprietary technology that you note are essential to the operations of your platform and important to the operation of your business on page 31.

Facilities, page 110

31.   We note your disclosure that your servers are hosted in leased internet data centers in different areas of China. Please tell us what consideration you have given to addressing the risks associated with these data centers. Also tell us what consideration you have given to including a description of any agreements with your third-party data centers and filing those agreements as exhibits to this registration statement.

Legal Proceedings, page 110

32.   We note that you discuss additional legal proceedings in which the company is engaged on pages F-41 and F-85. Please tell us what consideration you have given to disclosing the information about the litigation in this section or providing a cross-reference to the notes to the financial statements.

Management

Directors and Executive Officers, page 128

33.   Please disclose the business experience of Ming Xu from 2007 to 2010. Please also disclose the years that Xinhua Liu served as the chief strategy officer of Shunyu Communications Group. See Item 6 of Form 20-F.

Principal and Selling Shareholders, page 136

34.   We note that you included disclaimers of beneficial ownership in footnotes (6), (8), (9) and (10) of the table on page 136. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Item 403 does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4, which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements.   Please revise.

35.   Please note that when you disclose the identities of the selling shareholders in the filing, with respect to the shares to be offered for resale by legal entities, the individual or individuals who exercise the voting and dispositive powers should be disclosed. For guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

Related Party Transactions

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries, page 139

36.   Please revise to discuss the material terms of the licensing agreement with Kingsoft Corporation that you reference on page 110. Tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

37.   Please disclose the identities of the company's executive officers and directors who also serve as executive officers and/or directors of Kingsoft Corporation, your controlling shareholder.

Taxation, page 169

38.   Please reconcile your reference in the introductory paragraph to not discussing state, local and other laws with your discussion of local tax laws in China. Additionally, to the extent applicable, make clear whether your discussion of United States tax consequences represents the opinion of your United States counsel. We note your Exhibit 8.2.

People's Republic of China Taxation, page 169

39.   Please revise your disclosure as follows:

- State whether you expect to be considered a resident enterprise and provide an assessment of how the four conditions in Circular 82 may apply to your business;

- Discuss the tax consequences, if any, of a determination that you are not a resident enterprise; and

- Make clear the effect of any applicable tax treaties with either the United States or Hong Kong.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-5

40.   We note your disclosure of related party transactions on page F-40. Please revise to disclose related party information on the face of the statement of comprehensive income. See Rule 4-08(k) and 5-03 of Regulation S-X.

41.   Please revise your disclosure here and throughout the filing where earnings per share is otherwise disclosed to also disclose pro forma earnings per share reflecting the conversion of the convertible preferred shares into ordinary shares that will occur immediately upon the completion of this offering.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2011 and 2012

Note 1: Organization and Principal Activities

VIE arrangements, page F-11

42.   We note that the consideration for the services provided by the Primary Beneficiaries under the exclusive technology, support and consulting agreements is no less than 30% of the VIE's pre-tax income. We also note that the financial support undertaking letter, which commits the Primary Beneficiaries to unlimited financial support, was not executed until January 17, 2014. Please tell us how your agreements enable you to receive substantially all of the economic benefits of the VIEs or absorb a majority of the VIE's expected losses in determining whether you are the primary beneficiary. We refer you to ASC 810-10-25-38. Please provide us with your analysis as of December 31, 2012 and September 30, 2013.

43.   ASC 810-10-50-5A.d. requires disclosure of qualitative information about the involvement with the VIE. Please revise to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

44.   We note your disclosure on page F-14 of the carrying amounts of assets and liabilities of the consolidated VIEs. Please expand your disclose to present the carrying amounts and classification of the VIEs' assets on a more disaggregated basis, including the intercompany payable to Beijing Security and Conew Network for the service fees. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

Note 2: Summary of Significant Accounting Policies

Revenue recognition

(1) Online marketing services, page F-21

45.   We note that online marketing services revenue under the cost for performance model
        and revenue from search engine customers is generally recognized upon receiving
        periodic statements from your customer. Please revise your disclosure to state how often
        you receive these periodic statements (i.e., monthly, quarterly, etc.). As part of your
        response, tell us whether the report is received in the period in which the revenue was
        earned.

(2) Internet value-added services, page F-22

46.   We note you recognize internet value-added service revenue "net" of remittances to the
        developer as you have concluded that you are an agent. Please tell us who the primary
        obligor is and who has latitude in establishing the price. Refer to ASC 605-45-45.

47.   We note you estimate the revenue for internet value-added services based on your
        internal system which is confirmed with the settlement institution. Please tell us when
        the confirmation from the settlement institution is received. If it is received subsequent
        to the period in which the revenue was earned please tell us whether you have had to
        record adjustments to revenue related to any differences between your internal system
        and the settlement institution confirmation.

Note 8: Intangible Assets, Net, page F-31

48.   We note from your disclosure on page F-21 that the trade name has an estimated life of 2
        years. However, your disclosure on page F-31 indicates that trade name has an indefinite
        useful life. Please clarify this inconsistency in your disclosure.

Note: 10 Accrued Expenses and Other Current Liabilities, page F-32

49.   We note your accrued expenses were RMB26.161 million as of December 31, 2012 and
        RMB 11.776 million as of December 31, 2011, which were approximately 17% and 11%
        of total current liabilities, respectively. Please revise your disclosure to state separately,
        any item in excess of 5% of total current liabilities. Refer to Rule 5-02(20) of Regulation
        S-X.

Note 13: Income Taxes, page F-33

50.   We note that your tax rate reconciliation includes the line item "Effect of different tax rates in different jurisdictions" which increased tax expenses in 2011 and 2012. Please tell us the jurisdictions and tax rates related to this line item.

51.   We note deferred tax assets, current portion, includes a temporary difference related to "revenue cut-off". Please explain the nature of this item and how it gave rise to a deferred tax asset.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2012 and 2013

Note 6: Prepayments and Other Current Assets, page F-73

52.   We note from your disclosure on page F-73 that you recorded a provision for doubtful debts of RMB6 million against the entrusted loan to third party. Please describe for us the nature of this loan in greater detail. Please tell us your basis for recording the provision and describe the factors that changed since December 31, 2012 which led you to record the provision.

Exhibits

53.   Please tell us what consideration you have given to filing any agreements with providers of third party mobile application distribution channels such as Google Play and iOS Apple Store. We note your risk factor on page 17 that you rely on these distribution channels to distribute most of your mobile applications to users.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Ka Wai Andy Yeung
Chief Financial Officer
Kingsoft Internet Software Holdings Limited
February 21, 2014
Page 12

    You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP